UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer                                                      William J. Coote
VP, Chief Financial Officer
(914) 345-9001                                                                 (914) 345-9001
Mariano.Balaguer@Taro.com                        William.Coote@Taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2016

Hawthorne, NY, November 8, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) ("Taro" or the "Company") today provided unaudited financial results for the three and six months ended September 30, 2016.

Quarter ended September 30, 2016 Highlights - compared to September 30, 2015
●
Net sales of $228.8 million, increased $16.7 million or 7.9%, driven by increased volumes in the U.S. generic business.  The 2015 net sales were negatively impacted by a $19.6 million net charge taken to meet contractual obligations associated with price adjustments.  On a pro-forma basis, adjusting 2015 net sales for the price protection provision, net sales would have decreased 1.2%.

●	Gross profit of $177.3 million, increased $8.5 million, or 5.1%
●
Research and development (R&D) expenses decreased $3.9 million to $14.8 million with all of our activities, including clinical studies, proceeding according to plan as the R&D spend is not evenly distributed across quarters.

●	Selling, marketing, general and administrative expenses (SG&A) decreased $3.2 million to $20.9 million, principally the result of reduced Keveyis marketing spend.
●	Operating income increased $16.6 million to $141.6 million, or 61.9% of net sales compared to 58.9%
●	Foreign Exchange (FX) income decreased $21.5 million from $34.9 million to $13.4 million.
●	Tax expense of $35.6 million increased $5.1 million.
●
Net income attributable to Taro was $123.7 million compared to $133.3 million, a $9.7 million decrease, as the increase in operating income was offset by the decrease in FX income and an increase in tax expense, resulting in diluted earnings per share of $3.00 compared to $3.11.

Six Months ended September 30, 2016 Highlights - compared to September 30, 2015
●
Net sales of $462.6 million, increased $35.2 million, or 8.2%, with an increase in volumes, principally due to an increase in our U.S. generic volumes.  On a pro-forma basis, adjusted for the 2015 price protection provision, the net sales increase would have been 2.4%.

●	Gross profit increased $19.5 million to $360.1 million, and as a percentage of net sales, was 77.8% compared to 79.7%.
●	R&D expenses of $32.8 million remained in line with prior year expenses.
●	SG&A decreased $3.8 million to $43.1 million, principally as the result of reduced Keveyis spend.
●	Operating income increased $24.8 million to $284.2 million, or 61.4% of net sales compared to 60.7%
●	FX income decreased $23.2 million from $30.7 million to $7.5 million.
●	Tax expense of $66.0 million increased $5.5 million.
●
Net income attributable to Taro was $233.6 million compared to $237.0 million, a $3.4 million decrease, as the increase in operating income was offset by the decrease in FX income and increase in tax expense, resulting in diluted earnings per share of $5.59 compared to $5.54.

- more -

Taro Pharmaceutical Industries Ltd.

Mr. Kal Sundaram, Taro's CEO stated, "We are pleased with our sales and operating performance in the face of increasing competitive intensity and pricing pressure.  Our new product sales have met, and in some cases, exceeded our expectations, helping to off-set the decline in sales arising from the price erosion of existing products.  We continue to focus on building our R&D pipeline to deliver sustained long-term performance."

 Cash Flow and Balance Sheet Highlights
●	Cash flow provided by operations for the six months ended September 30, 2016, was $192.7 million compared to $129.3 million for the six months ended September 30, 2015.
●
As of September 30, 2016, cash, including short-term bank deposits and marketable securities, decreased $319.2 million to $909.5 million from March 31, 2016, mainly due to the $240.6 million impact from the Company's share repurchases, and a $251.3 million increase in long-term bank deposits.

FDA Approvals and Filings

The Company recently received approval from the U.S. Food and Drug Administration ("FDA") for the Abbreviated New Drug Application ("ANDA") Naftifine Hydrochloride Cream USP, 1%.  The Company has a total of thirty six ANDAs awaiting FDA approval.

Share Repurchase Program

On August 19, 2016, the Company announced the completion of its $250 million share repurchase of ordinary shares.    The Company bought back 1,801,099 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $138.80 per share, as represented in the following table.

Period	Total Number of Shares Purchased as Part of the Current Program	Average Price Paid per Share
March 17, 2016 - March 31, 2016	67,339	$140.30
April 1, 2016 - April 30, 2016	117,515	$141.46
May 1, 2016 - May 31, 2016	552,474	$134.86
June 1, 2016 - June 30, 2016	290,298	$142.32
July 1, 2016 - July 31, 2016	318,080	$141.28
August 1, 2016 - August 18, 2016	455,393	$138.71
TOTAL	1,801,099	$138.80

New Hire Announcement

On October 3, Taro announced the appointment of Mariano Balaguer as Vice President, CFO and Chief Accounting Officer.  Mr. Balaguer has nearly 20 years of senior management experience in finance with global companies such as Novartis Consumer Health, Nestle and most recently, the Global Strategic Portfolio Division of Henry Schein.

On July 6, the Company announced that its' CEO, Mr. Kal Sundaram, plans to step down as CEO by the end of the current calendar year.  The Taro Board, with Mr. Sundaram's assistance, is conducting a search for his replacement.

Taro Pharmaceutical Industries Ltd.

Earnings Call  (8:30 am EST, November 9, 2016)

As previously announced, the Company will host an earnings call at 8:30 am EST on Wednesday, November 9, 2016, where senior management will discuss the Company's performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:

●	Participant Toll-Free Dial-In Number: +1 (844) 421-0601 ID: 10641252
●	Participant International Dial-In Number: +1 (716) 247-5800 ID: 10641252
●	Web-cast: More details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company's website at www.taro.com.  An audio playback will be available for twelve (12) days following the call.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company "estimates," "believes," or "expects" to happen or similar language, and statements with respect to the Company's financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2017.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Six Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Sales, net	$228,794	$212,058	$462,578	$427,336
Cost of sales	51,428	41,354	102,313	84,828
Impairment	76	1,947	184	1,947
Gross profit	177,290	168,757	360,081	340,561

Operating Expenses:
Research and development	14,845	18,728	32,765	33,268
Selling, marketing, general and administrative	20,886	24,046	43,137	46,938
Settlements and loss contingencies	-	1,000	-	1,000
Operating income	141,559	124,983	284,179	259,355

Financial (income) expense, net:
Interest and other financial income	(3,546)	(3,401)	(6,853)	(6,670)
Foreign exchange income	(13,375)	(34,858)	(7,465)	(30,658)
Other gain, net	1,054	758	1,457	1,110
Income before income taxes	159,534	164,000	299,954	297,793
Tax expense	35,558	30,443	65,984	60,532
Income from continuing operations	123,976	133,557	233,970	237,261
Net loss from discontinued operations attributable to Taro	(76)	(70)	(177)	(101)
Net income	123,900	133,487	233,793	237,160
Net income attributable to non-controlling interest	243	139	240	176
Net income attributable to Taro	$123,657	$133,348	$233,553	$236,984

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$3.00	$3.11	$5.59	$5.54
Diluted	$3.00	$3.11	$5.59	$5.54

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00)*	$(0.00)*	$(0.00)*	$(0.00)*
Diluted	$(0.00)*	$(0.00)*	$(0.00)*	$(0.00)*

Net income per ordinary share attributable to Taro:
Basic	$3.00	$3.11	$5.59	$5.54
Diluted	$3.00	$3.11	$5.59	$5.54

Weighted-average number of shares used to compute net income per share:
Basic	41,300,387	42,833,533	41,832,592	42,833,533
Diluted	41,300,387	42,833,533	41,832,592	42,833,533

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	March 31,
	2016	2016
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$365,638	$576,757
Short-term and current maturities of long-term bank deposits	540,326	648,297
Marketable securities	3,512	3,572
Accounts receivable and other:
Trade, net	249,750	238,611
Other receivables and prepaid expenses	269,150	270,724
Inventories	149,603	138,553
Long-term assets held for sale, net	1,062	1,081
TOTAL CURRENT ASSETS	1,579,041	1,877,595
Long-term bank deposits	366,438	115,173
Property, plant and equipment, net	171,427	159,459
Other assets	33,873	35,806
TOTAL ASSETS	$2,150,779	$2,188,033

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables and other current liabilities	$225,972	$245,462
TOTAL CURRENT LIABILITIES	225,972	245,462
Deferred taxes and other long-term liabilities	5,180	5,427
TOTAL LIABILITIES	231,152	250,889

Taro shareholders' equity	1,913,385	1,931,142
Non-controlling interest	6,242	6,002
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,150,779	$2,188,033

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net income	$233,793	$237,160
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,397	7,783
Impairment for long-lived assets	184	1,947
Realized (gain) loss on sale of marketable securities and long-lived assets	(5)	68
Change in derivative instruments, net	2,337	(5,673)
Effect of change in exchange rate on inter-company balances and bank deposits	(9,034)	(29,579)
Deferred income taxes, net	(11,422)	(16,930)
Increase in trade receivables, net	(11,285)	(25,414)
Increase in inventories, net	(11,611)	(7,472)
Decrease (increase) in other receivables, income tax receivable, prepaid expenses and other	13,054	(4,245)
Decrease in trade, income tax and other payables and accrued expenses	(20,731)	(28,321)
Net cash provided by operating activities	192,677	129,324

Cash flows from investing activities:
Purchase of plant, property & equipment	(19,238)	(6,730)
Investment in other intangible assets	(22)	(123)
Proceeds from (investment in) short-term bank deposits	138,344	(108,551)
Investment in long-term deposits and other assets	(281,792)	(5,000)
Proceeds from restricted bank deposits	-	199
Proceeds from (investment in) marketable securities, net	80	(66)
Net cash used in investing activities	(162,628)	(120,271)

Cash flows from financing activities:
Purchase of treasury stock	(240,618)	-
Repayment of long-term debt	-	(449)
Net cash used in financing activities	(240,618)	(449)

Effect of exchange rate changes on cash and cash equivalents	(550)	(2,550)
Decrease in cash and cash equivalents	(211,119)	6,054
Cash and cash equivalents at beginning of period	576,757	481,641
Cash and cash equivalents at end of period	$365,638	$487,695

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  November 9, 2016
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Subramanian Kalyanasundaram
        Name:  Subramanian Kalyanasundaram
         Title:    Chief Executive Officer and Director